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SEC
Mail Processing
Section
MAR 1 2013
Washington DC
402

SECURITI 13013281 N

AB 3/5

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 43400

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Bullaro Securities Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

25-19 Steinway Street
(No. and Street)

Astoria	NY	11103
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Sal Bullaro (718) 204-2300
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KBL, LLP
(Name – *if individual, state last, first, middle name*)

44 Wall Street, 12th Floor	New York	NY	10005
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Sal Bullaro, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Bullaro Securities Corp., as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Sal Bullaro
Signature

President
Title

Notary Public

KATHERINE LIGUORI
NOTARY PUBLIC, State of New York
No. 01LI6093156
Qualified in Queens County
Commission Expires June 2, 2015

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Bullaro Securities Corp.

FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION

December 31, 2012

KBL LLP
CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

Bullaro Securities Corp.
December 31, 2012
CONTENTS

INDEPENDENT AUDITORS' REPORT 1-2

FINANCIAL STATEMENTS

Statement of Financial Condition 3
Statement of Income 4
Statement of Cash Flows 5
Statement of Changes in Stockholders' Equity 6
Notes to Financial Statements 7-8

SUPPLEMENTARY INFORMATION

Schedule of Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 and Related Reconciliation to the Computation of Net Capital Included in Part IIA of Form X-17A-5 9

Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 9

Independent Auditors' Report on Internal Control 10-11

Supplemental SIPC Report 12-15

KBL LLP
CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

110 WALL STREET, NEW YORK, NEW YORK 10005
(212) 785-9700

INDEPENDENT AUDITORS' REPORT

Board of Directors
Bullaro Securities Corp.

Report on the Financial Statements
We have audited the accompanying statement of financial condition of Bullaro Securities Corp., a New York Corporation, ("the Company") as of December 31, 2012 and the related statements of operations, changes in stockholders' equity, and, cash flows for the year then ended that you are filing pursuant to Rule 17a 5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility
Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bullaro Securities Corp. at December 31, 2012 and the results of its operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Schedule of Computation of Net Capital for Broker Dealers Pursuant to Rule 15c3 1 and the Reconciliation to the Computation of Net Capital Included in Part IIA of Form X 17A 5 and the Schedule of Computation for Determination of Reserve Requirements Pursuant to Rule 15c3 3 are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by rule 17a 5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KBL, LLP

New York, New York
February 27, 2013

Bullaro Securities Corp.
Statement of Financial Condition
December 31, 2012

Assets	
Cash	$ 401
Due from Clearing Broker	2,724,210
Securities Owned at Fair Value	32,473,752
Total Assets	$35,198,363
Liabilities and Shareholder's Equity	
Liabilities	
Accounts Payable and Accrued Expenses	$ 5,000
Securities Sold Not Yet Purchased, at Fair Value	33,405,705
Due to Traders	447,511
Total Liabilities	33,858,216
Shareholder's Equity	
Common Stock	250,000
Additional Paid-in Capital	319,536
Retained Earnings	770,611
Total Shareholder's Equity	1,340,147
Total Liabilities and Shareholder's Equity	$35,198,363

The accompanying notes are an integral part of these financial statements

Bullaro Securities Corp.
Statement of Operations
December 31, 2012

Revenues	
Losses on Principal Transactions	$ (519,384)
Reversal of Trader Compensation Accrued in Prior Year	1,081,000
Dividend and Interest Income	409,463
Total Revenues Net of Losses on Principal Transactions	971,079
Expenses	
Floor Brokerage, Exchange and Clearance Fees	387,525
Dividend and Interest Expense	572,313
Accounting and Auditing	5,000
Other Operating Expenses	7,211
Total Expenses	972,049
Net (Loss)	$ (970)

The accompanying notes are an integral part of these financial statements

Bullaro Securities Corp.
Statement of Cash Flow
December 31, 2012

Cash flows from operating activities:	
Net (Loss)	$ (970)
Changes in operating assets and liabilities:	
Decrease in Due From Clearing Broker	41,954,694
Decrease in Securities Owned at Fair Value	18,840,466
(Decrease) in Securities Sold Not Yet Purchased, at Fair Value	(59,172,779)
(Decrease) in Due to Traders	(1,621,010)
Net cash (used in) operating activities	401
Increase in Cash	401
Cash at Beginning of Year	-
Cash at End of Year	$ 401

The accompanying notes are an integral part of these financial statements

Bullaro Securities Corp.
Statement of Changes in Shareholder's Equity
December 31, 2012

	Common Stock Shares	Common Stock Amount	Additional Paid-in Capital	Retained Earnings	Total Shareholder's Equity
Balance at January 1, 2012	200	$250,000	$ 319,536	$771,581	$ 1,341,117
Net Income		-	-	(970)	(970)
Balance at December 31, 2012	200	$250,000	$ 319,536	$770,611	$ 1,340,147

The accompanying notes are an integral part of these financial statements

Bullaro Securities Corp.
Notes to Financial Statements
December 31, 2012

NOTE 1 -- ORGANIZATION AND NATURE OF OPERATIONS

Organization and Operations:
Bullaro Securities Corp., (the "Company"), a New York corporation, is a broker dealer registered under Section 15(b) of the Securities Exchange Act of 1934. The Company is currently a member of the Financial Industry Regulatory Authority (FINRA), the securities industry's non-governmental regulatory organization, formed by consolidation of the regulatory operations of NASD and NYSE. It was previously a member of the National Association of Securities Dealers (NASD). The Company was incorporated on January 2, 1991 in the State of New York and has its principal business location in Astoria, New York.

The Company derives the majority of its revenues from proprietary trading profits and related income. The Company does not carry securities accounts for customers, nor does it perform custodial functions relating to customer securities. The Company clears all of its securities transactions through a clearing broker.

Recently Issued Accounting Pronouncements:
Management does not believe that the adoption of any recently issued, but not yet effective, accounting standards will have a material effect on its financial position and results of operations.

NOTE 2 SIGNIFICANT ACCOUNTING POLICIES

a. Basis of Accounting
The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

b. Revenue Recognition – Securities Transactions
Proprietary securities transactions in regular-way trades are recorded on the trade date as if settled. Profit and loss from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis.

c. Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

d. Risks, Uncertainties and Certain Concentration of Credit Risks and Economic Dependency
Financial instruments which potentially subject the Company to concentrations of credit risk consists of cash balances in banks and securities held by and amounts due from the clearing broker. The Company's cash balances are on deposit in a federally insured account and bank balances generally do not exceed limits of federal insurance. Management believes that no significant concentration of credit risk exists with respect to those cash balances.

e. Fair Values of Financial Instruments
Financial Accounting Standards Board Accounting Standards Codification Topic 820 (FASB ASC 820),

"Fair Value", requires the Company to disclose estimated fair values for its financial instruments. Fair value estimates, methods and assumptions are set forth below for the Company's financial instruments: The carrying amount of cash, accounts receivable, if any, other current assets, accounts payable and accrued expenses, approximate fair value because of the short maturity of those instruments.

f. Marketable securities
Marketable securities are valued at quoted market prices. Unrealized gains and losses resulting from the difference between cost and market are included in income.

g. Cash Equivalents
The Company considers all highly liquid investments with maturities of three months or less when purchased to be cash equivalents.

NOTE 3 INCOME TAXES

The Company follows FASB ASC 740 Income Taxes. This provides guidance for recognizing and measuring uncertain tax positions, as defined in Accounting for Income Taxes. This prescribes a threshold condition that a tax position must meet for any of the benefits of the uncertain tax position to be recognized in the financial statements. It also provides accounting guidance on derecognizing, classification and disclosure of these uncertain tax positions. The Company has not taken any uncertain tax positions which may affect the year ended December 31, 2011.

Interest costs and penalties related to income taxes are classified as interest expense and general and administrative costs, respectively, in the Company's financial statements. For the year ended December 31, 2011, the Company did not recognize any interest or penalty expense related to income taxes. The Company is currently subject to a three year statute of limitations by major tax jurisdictions. The Company files income tax returns in the U.S. federal jurisdiction, New York State and New York City.

NOTE 4 NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission (SEC) Uniform Net Capital Rule (Rule 15c3 1), which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness to net capital as defined, to not exceed 15 to 1. At December 31, 2012, the Company's minimum capital requirement was $30,169 and is required at all times to maintain minimum dollar net capital of no less than $100,000. As of December 31, 2012, the Company had net capital of $1,340,147. The Company had an aggregate indebtedness to net capital ratio of 0.33770 to 1.

Bullaro Securities Corp.
Schedule of Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1
December 31, 2012

Assets	$35,198,363
Less Liabilities	(33,858,216)
Total Ownership Equity	1,340,147
Plus Subordinated Liabilities	-
Total Capital and Allowable Subordinated Liabilities	1,340,147
Less Non-allowables	
Net Capital Before Haircuts and Undue Concentration	1,340,147
Less Haircuts and Undue Concentration	-
Net Capital	1,340,147
Minimum Capital Requirement	30,169
Minimum dollar net capital requirement	100,000
Excess Net Capital	$ 1,240,147
Total Aggregate Indebtedness	$ 452,511
Excess Net Capital at 1000%	$ 1,294,896
Percentage of Aggregate Indebtedness to Net Capital	33.77 %

Reconciliation to the Computation of Net Capital Included in Part IIA of Form X-17a-5 as of December 31, 2012

Net capital, as reported in Company's part II (unaudited) FOCUS report	$ 1,340,147
Audit adjustments	-
Net capital per the preceding as of December 31, 2012	$ 1,340,147

KBL LLP
CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS
110 WALL STREET, NEW YORK, NEW YORK 10005
(212) 785-9700

Report by Independent Auditors on Internal Control

Board of Directors
Bullaro Securities Corp.

In planning and performing our audits of the financial statements and supplemental schedules of Bullaro Securities Corp. (the Company), for the year ended December 31, 2012, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a 5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a 5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a 3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3 3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a 5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph. Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or a combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that result in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of the internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate as of December 31, 2011 to meet the SEC's objectives.

This report is intended solely for the information and use of the Partners, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

KBL, LLP

New York, New York
February 27, 2013

Bullaro Securities Corp.

SUPPLEMENTAL SIPC REPORT

December 31, 2012

KBL LLP
CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

110 WALL STREET, NEW YORK, NEW YORK 10005
(212) 785-9700

Board of Directors
Bullaro Securities Corp.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2012, which were agreed to by Bullaro Securities Corp. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC, solely to assist you and the other specified parties in evaluating Bullaro Securities Corp.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Bullaro Securities Corp.'s management is responsible for the Bullaro Securities Corp.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared listed assessment payments with respective cash disbursement records entries noting no differences;
2) Compared amounts included with the amounts reported on the audited Form X-17A-5 for the period January 1, 2012 to December 31, 2012 with the amounts reported in Form SIPC-7 for the year ended December 31, 2012, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;
4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting adjustments noting no differences; and
5) Compared the amount of any overpayment applied with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

KBL, LLP

New York, New York
February 27, 2013

Bullaro Securities Corp.
Determination of "SIPC Net Operating Revenues"
And General Assessment
For the Period Ended December 31, 2012

SCHEDULE OF ASSESSMENT PAYMENTS

General Assessment			$
Less Payments Made:			
	Date Paid	Amount	
			-
Interest on late payment(s)			-
Total Assessment Balance and Interest Due			$
Balance due on Form SIPC 7 (as amended)			$ -

See accountants' report on specified procedures

Bullaro Securities Corp.
Determination of "SIPC Net Operating Revenues" And General Assessment
For the Period Ended December 31, 2012

Total revenue for the fiscal period beginning January 1, 2012 and ending December 31, 2012	$ (109,921)
Additions:	
Various (list)	
Total additions	$ 0
Deductions:	
Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts and from transactions in security futures products	0
Revenues from commodity transactions	0
Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions	190,351
Net gain from securities in investment accounts	0
100% of commissions and markups earned from transactions in certificates of deposit, treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date	0
Interest and dividend expense	572,313
Total deductions	762,664
SIPC NET OPERATING REVENUES	(872,585)
GENERAL ASSESSMENT @ 0.0025	$

See accountants' report on specified procedures